August 3, 2011

By Facsimile to 212-230-7815

Bill Belitsky, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

        Re: Van Kampen Unit Trusts, Series 1134, Series 1140 and Series 1141
                 Securities Act File Nos. 333-175093, 333-175468, and 333-175575

Dear Mr. Belitsky:

We have reviewed the registration statements on Form S-6 filed on June 23, July 11, and July 14, 2011, respectively, for each of the three above- referenced Series (the "Series") of Van Kampen Unit Trusts (the "Trust"), a separately registered unit investment trust under the Investment Company Act of 1940.   As noted in the transmittal letters accompanying these filings, Series 1134 consists of one portfolio, Alternatives Allocation Portfolio 2011-3; Series 1140 also consists of one portfolio, Conservative Income Allocation Portfolio, Series 9; and Series 1141 consists of two underlying portfolios, ETF Allocation Portfolio, Series 8 and ETF Diversified Income Portfolio, Series 6.

As requested, and based on the representations made in the respective transmittal letters, we have reviewed these filings selectively in accordance with Securities Act Release No. 6510.   Although we have no comments at this time, we note that portions of each filing are incomplete.   We may have comments on the omitted items, including certain exhibits, when added by pre-effective amendment. We may also have comments on any information provided to us supplementally.

We urge all persons who are responsible for the accuracy and adequacy of information contained in filings reviewed by the staff to be certain that all the required and other information needed for investors to make an informed decision has been provided.   Van Kampen Funds, Inc., the Trust's depositor (the "Depositor"), and the Trust are in possession of the underlying facts respecting the registration statements for each Series, and , accordingly, are responsible for the accuracy and adequacy of the information contained therein.

Whenever the Depositor or Trust request accelerated effectiveness of the registration statement for any of these Series, they should furnish a letter at the time of their request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, such action will not preclude the Commission from taking any further action with respect to that filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a registration statement effective, does not relieve the Depositor or the Trust from bearing full responsibility for the adequacy and accuracy of the information contained therein; and

- Neither the Depositor nor the Trust may assert such action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Furthermore, please be advised that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of these filings.

If you have any questions or concerns regarding these matters you would like to discuss, please feel free to call me directly at (202) 551-6968.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel